SUPPLEMENT Dated April 26, 2012
To The Current Prospectus

SpectraSelect
SpectraDirect

Issued By ING USA Annuity and Life Insurance Company
(Formerly, United Life and Annuity Insurance Company)
Through Its Separate Account U

This supplement updates the prospectus. Please read it carefully and keep it with your copy of the prospectus for future reference. If you have any questions, please call our Customer Service Center at 1-800-366-0066.

1. *Effective April 30, 2012*, the following fund changes will occur:

   • The *ING Artio Foreign Portfolio* will close to new investments.

   • The *ING Templeton Foreign Equity Portfolio* (Class S) will be added under the Contract as an available investment option.

ING Templeton Foreign Equity Portfolio
  Investment Adviser: Directed Services LLC
  Investment Subadviser: Templeton Investment Counsel, LLC
	Investment Objective: Seeks long-term capital growth.

   • The *Invesco Van Kampen V.I. Global Value Equity Fund* will change its name to the *Invesco V.I. Global Core Equity Fund*.

   All references in the Prospectus are changed accordingly.

2. **Important Information Regarding Upcoming Fund Reorganization**

On January 12, 2012, the Board of Trustees of ING Investors Trust approved a proposal to reorganize the **ING Artio Foreign Portfolio (Class S)** (the "Merging Portfolio") with and into the **ING Templeton Foreign Equity Portfolio (Class S)** (the "Surviving Portfolio").

Subject to shareholder approval, the reorganization is expected to take place **on or about July 21, 2012** (the "Reorganization Date"), resulting in a shareholder of the Merging Portfolio becoming a shareholder of the corresponding Surviving Portfolio. Each shareholder will thereafter hold shares of the Surviving Portfolio having equal aggregate value as shares of the Merging Portfolio, and the Merging Portfolio will no longer be available under the contract.

Prior to the Reorganization Date, you may reallocate your contract value in the Merging Portfolio to another investment portfolio currently available under the contract. This reallocation will neither count as a transfer for purposes of our Excessive Trading Policy nor be subject to a transfer charge under the contract. Contract value remaining in the Merging Portfolio on the Reorganization Date will be placed in the Surviving Portfolio. You may provide alternative instructions by calling our Customer Service Center at the number above.

Effective on the Reorganization Date all references in the prospectus to the Merging Portfolio are replaced with the corresponding Surviving Portfolio.

3. *Effective December 31, 2011*, *ING Investment Management Co.* merged with and into *ING Investment Management Co. LLC*. All references in the Prospectus to ING Investment Management Co. are changed accordingly.

4. *Effective April 29, 2011*, the *Universal Institutional Fund Capital Growth Portfolio* changed its name to the *Universal Institutional Fund Growth Portfolio*. All references in the Prospectus are changed accordingly.

5. *Effective May 1, 2010*, the *Van Eck Hard Assets Fund* changed its name to the *Van Eck VIP Global Hard Assets Fund*. This fund is currently closed to new investments. All references in the Prospectus are changed accordingly.